                                               Filed Pursuant to Rule 424(B)(3)
                                                     Registration No. 333-77229

                                 T REIT, INC.

                     Supplement No. 14 dated April 9, 2002
                   to the Prospectus dated February 22, 2000

   This Supplement No. 14 supplements, modifies and supersedes some of the information contained in our prospectus dated February 22, 2000, and our Supplement No. 13 dated March 15, 2002. Unless we define a term in this Supplement No. 14, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 14 to "us," "we," or "our company" mean T REIT, Inc. and T REIT L.P., unless the context otherwise requires.

                            STATUS OF OUR OFFERING

General

   As of April 4, 2002, we had offered 10,000,000 and sold 3,174,542 shares of our common stock available for distribution to the public on a "best efforts" basis, and issued an additional 62,207 shares to shareholders participating in our dividend reinvestment program, resulting in gross proceeds of approximately $32,246,382. In addition, we issued 71,089 warrants to broker-dealers participating in this offering and 90,000 options (net of forfeitures) to our officers, directors and employees under our two stock option plans. None of these warrants or options have been exercised. After taking into account cash used in connection with the acquisition of real estate properties, loans, and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $1.3 million in cash available to invest in properties as of April 5, 2002.

            FEES AND EXPENSES PAID IN CONNECTION WITH OUR OFFERING

Selling Commissions

   As of April 4, 2002, we had incurred approximately $2.5 million in selling commissions due to the dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

Marketing Support and Due Diligence Reimbursement Fee

   As of April 4, 2002, we had incurred approximately $470,000 in marketing support and due diligence reimbursement fees to the dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

   As of April 4, 2002, we had incurred approximately $792,000 in other organizational and offering expenses.

                    PROPERTY ACQUISITIONS AND DISPOSITIONS

City Center West "A" Building, Las Vegas, Nevada

   On March 15, 2002, we acquired an 89.125% tenant-in-common interest in the City Center West "A" Building, a 105,964 square foot, Class A suburban office building in Las Vegas, Nevada. The remaining undivided tenant-in-common interest in the building was purchased by an affiliate, NNN City Center West A, LLC. The seller was not an affiliate of our company or our advisor. The total purchase price of the building was

$21,670,000. The purchase was financed by the Manufacturers Life Insurance Company which provided a $13,000,000 first mortgage loan at a 6.50% fixed interest rate, amortized over 27 years, and due in five years. Our proportionate share of the purchase price was approximately $19,313,387 including $7,727,137 in cash and $11,586,250 of debt. We are jointly and severally liable with the other tenant in common for the total debt of $13,000,000. Our advisor is the managing member of NNN City Center West A, LLC, the other tenant-in-common.

   The building is a five-story, Class A multi-tenant office building built in 1997. As of April 4, 2002, the building, anchored by Sprint Communications Company LP, A.G. Edwards & Sons, Inc., Citadel Broadcasting Company and Dowling Myers and Helm, LLP, was 94% occupied. The property offers both structured and surface parking with a parking ratio of 4.4 parking spaces per 1,000 square feet. City Center West "A" is located on Lake Mead Boulevard at the entrance to the suburb of Summerlin in northwest Las Vegas with immediate access to I-95. A wide variety of retail amenities are within walking distance of the property. The building shares certain systems and parking with City Center West "B," a nearly identical adjoining building that is owned by NNN City Center West B, LLC, an affiliate of our advisor. We believe that the City Center West "A" Building is adequately insured as part of our advisor's portfolio with a $150 million aggregate property limit and a $1 million aggregate limit on acts of terrorism.

   The leases are on a "gross" basis with a base year expense adjustment. In effect, the tenants in common, on a pro rata basis, are responsible for all expenses, subject to certain expense increases passed through to tenants. Leases representing approximately 64% of the rentable area will expire by 2005. A total of 96,322 square feet or 91% of the total rentable area of 105,964 was leased to 23 tenants as of April 4, 2002. The following table provides certain information with respect to the leases at this property with these tenants.

                                                                                         Changes
                                     Rentable            Base Annual      Rent Per       to Rent
                                      Square   Lease        Rent         Square Foot    Per Square
       Lessee                          Feet    Ends    (as of 2/28/02) (as of 2/28/02)     Foot
       ------                        -------- -------- --------------- --------------- ------------
United Title of Nevada..............   3,967  03/31/03    $105,672         $26.64          N/A
Steve Parsons, Esq..................   5,272  06/30/03    $136,777         $25.94       5/02-$26.85
                                                                                        5/03-$27.79
A.G. Edwards & Sons.................   4,819  07/31/09    $125,767         $26.10       8/02-$26.88
                                                                                        8/03-$27.69
                                                                                        8/04-$28.52
                                                                                        8/05-$29.37
                                                                                        8/06-$30.25
                                                                                        8/07-$31.16
                                                                                        8/08-$32.10
DAP Mueller & Assoc.................   1,529   1/31/04    $ 37,958         $24.83       3/02-$25.57
                                                                                        3/03-$26.34
Thinkspark..........................   3,521   3/31/03    $ 97,915         $27.81       4/02-$28.74
Rimkus Consulting Group.............   2,982   2/29/04    $ 75,146         $25.20      12/02-$26.73
                                                                                       12/03-$27.54
Parker, Nelson & Arin...............   6,302  12/31/04    $163,644         $25.97       1/03-$26.88
                                                                                        1/04-$27.82
Actuanes Unlimited..................   2,131  12/31/04    $ 55,620         $26.10       2/03-$26.88
                                                                                        2/04-$27.69
Sprint Communications...............  13,814   2/28/07    $323,248         $23.40       3/02-$24.24
                                                                                        3/04-$25.09
GEICO...............................   2,327   3/31/05    $ 58,962         $25.34       4/02-$26.10
                                                                                        4/03-$26.88
                                                                                        4/04-$27.69

                                                                                           Changes
                                       Rentable            Base Annual      Rent Per       to Rent
                                        Square   Lease        Rent         Square Foot    Per Square
       Lessee                            Feet    Ends    (as of 2/28/02) (as of 2/28/02)     Foot
       ------                          -------- -------- --------------- --------------- ------------
Robert Half International.............   2,033   6/30/04    $ 50,469         $24.83      7/02-$25.57
                                                                                         7/03-$26.34
Longevity Institute of NV.............   3,759   3/31/04    $ 93,861         $24.97      4/02-$25.47
                                                                                         4/03-$25.98
Citadel Broadcasting..................  16,831   5/31/05    $416,748         $24.76      6/02-$25.50
                                                                                         6/03-$26.27
                                                                                         6/03-$27.06
Lifesigns of Nevada...................   5,102   8/31/09    $129,905         $25.46      8/02-$26.23
                                                                                         8/03-$27.01
                                                                                         8/04-$27.82
                                                                                         8/05-$28.66
                                                                                         8/06-$29.52
                                                                                         8/07-$30.40
                                                                                         8/08-$31.31
Orion Trading, Inc....................   1,420   5/31/03    $ 37,215         $26.21      2/03-$27.26
Dowling, Meyers, & Helm, LLP..........   5,634  12/10/03    $150,682         $26.75      1/03-$27.55
                                                                                         1/04-$28.37
Seri & Keefer, CPA's..................   2,000  12/31/03    $ 53,760         $26.88      1/02-$26.88
                                                                                         1/03-$27.68
Tuverson & Hillyard...................   1,902   8/31/04    $ 50,213         $26.40      9/02-$27.19
                                                                                         9/03-$28.01
Bob Barnhart..........................   1,330  10/15/02    $ 33,516         $25.20          N/A
Sabreco, Inc..........................   1,670   4/30/04    $ 41,458         $24.83      5/02-$25.57
                                                                                         5/03-$26.34
Feinberg, Grant, Kaneda, Litt, LLC, PC   2,854   1/31/06    $ 76,704         $26.88      11/02-$27.68
                                                                                         11/03-$28.51
                                                                                         11/04-$29.37
                                                                                         11/05-$30.25
Tricore Financial, LTD................   2,385   5/16/06    $ 64,325         $26.97      5/02-$27.78
                                                                                         5/03-$28.61
                                                                                         5/04-$29.47
                                                                                         5/05-$30.36
First Horizon Home Loan...............   2,738   8/31/05    $ 71,068         $25.96      7/02-$26.73
                                                                                         7/03-$27.54
                                                                                         7/04-$28.36

   The following table provides certain information with respect to lease expirations at this property.

                                                            Percent of     Percent of
                                                          Total Building  Gross Annual
                                   Rentable  Base Annual   Rentable Sq.    Base Rent
                         Number   Sq. Ft. of     Rent     Ft. Represented Represented
                        of Leases   Leases    of Leases      by Leases     by Leases
Year Ending December 31 Expiring   Expiring  Expiring (1)    Expiring     Expiring (1)
----------------------- --------- ---------- ------------ --------------- ------------
         2002..........     1        1,330     $ 33,517          1%             1%
         2003..........     6       21,814      582,021         21             23
         2004..........     8       22,308      568,369         21             23
         2005..........     3       21,896      546,778         21             22
         2006..........     2        5,239      141,029          5              6
         2007..........     1       13,814      323,248         13             13
         2008..........     0            0            0          0              0
         2009..........     2        9,921      255,672          9             10

--------
   (1) These amounts are based on the respective property's current base annual rent, which may increase under the terms of the lease applicable to the respective property.

   Information regarding the property's average annual rent per square foot for each of the last five years is not available.

   The following table provides certain information with respect to year-end occupancy rates for the past five years:

                                                Occupancy
                       Year Ending December 31,  Rate %
                       ------------------------ ---------
                               2001............     94%
                               2000............     (1)
                               1999............     (1)
                               1998............     (1)
                               1997(2).........    N/A

--------
   (1) Not Available.

   (2) Construction of building completed in 1997.

   We do not anticipate making any significant repairs or improvements to this property over the next few years. However, if we were to make any repairs, the majority of the tenants would be obligated to pay for such improvements under the provisions of their respective leases. At this time, we do not know of any specific environmental hazards or risks associated with the building. A Phase I Environmental Review completed by a third party on August 23, 2001 found no hazardous conditions or substances present on the property.

   For federal income tax purposes, our depreciable basis in this property is approximately $14,485,000. When we calculate depreciation expense for tax purposes, we use the straight-line method. We depreciate buildings and improvements on estimated useful lives of 39 and 15 years, respectively. The real estate tax rate for the year ended December 31, 2001 was approximately 3.2% and real estate taxes on the property were approximately $145,500.

   We retained Triple Net Properties Realty, an affiliate of our advisor, to manage the property for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

  Las Vegas, Nevada

   Las Vegas, Nevada continues to be among the fastest growing cities in the country. Each month, the city's population, currently about 1.1 million, increases by approximately 6,000 new residents. The city also welcomes approximately 2.5 million visitors each month to its famous casinos and resorts. Nevada's advantages include its status as one of the nine states in the United States without a personal income tax, an emphasis on economic development, a favorable climate, proximity to the major markets of the Southwest and West Coast and a low cost of living. The state leads the nation in industrial job growth and Las Vegas continues to add approximately 38,900 jobs per year, an annual 4.7% growth rate.

Pacific Corporate Park, Lake Forest, California

   On March 25, 2002, we purchased an approximately 38% membership interest in NNN Pacific Corporate Park 1, LLC, an affiliate of our advisor. NNN Pacific Corporate Park 1, LLC is a special purpose entity created solely to purchase an interest in Pacific Corporate Park. NNN Pacific Corporate Park 1, LLC simultaneously purchased a 60% undivided tenant-in-common interest in Pacific Corporate Park, an office park consisting of six Class A office buildings in Lake Forest, California containing a combined area of 167,486 rentable square feet on a 11.74 acre site. The seller was United States Fidelity and Guaranty Company, an unaffiliated party. The remaining undivided tenant-in-common interest was purchased by NNN Pacific Corporate Park VF, LLC, an affiliate of our advisor. The total purchase price of Pacific Corporate Park was approximately $23,728,000. The purchase was financed by CIBC, Inc. which provided a $15,500,000 first mortgage bridge loan at a spread of 3.25% over the London Interbank Offered Rate ("LIBOR"), with interest-only payments for two years and two six-month extensions at the borrowers' election upon payment of a 0.25% fee upon each extension. The borrowers locked the initial interest rate for 60 days at a spread of 3.25% over 60-day LIBOR (1.95% at March 25, 2002). After the initial 60-day rate lock period, the borrowers may elect to lock the rate for periods ranging from one to six months at a spread of 3.25% over the applicable LIBOR. NNN Pacific Corporate Park 1, LLC's proportionate share of the building was $14,237,100 consisting of $4,937,100 in cash and $9,300,000 in debt. NNN Pacific Corporate Park 1, LLC is jointly and severally liable with the other tenant-in-common for the total debt of $15,500,000.

   Pacific Corporate Park consists of six two-story Class A suburban office buildings built in 2000. The property features onsite parking with 4 spaces per 1,000 square feet. The property is located at 25341-25391 Commercentre Drive, adjacent to the Interstate Highway 5 (I-5), California's main Interstate connecting San Diego, Los Angeles and San Francisco, and the local Route 133 Freeway and 241 Toll Road. We believe that Pacific Corporate Park is adequately insured as part of our advisor's portfolio with a $150 million aggregate property limit and a $1 million aggregate limit on acts of terrorism.

   As of April 4, 2002, Pacific Corporate Park was 79% occupied with 15 tenants. Tenants are predominantly high-tech companies and all leases are "triple net" with tenants responsible for all expenses. Major tenants include Bank One, Open Bid Exchange, Computer Education Institute and Freedom Communications Interactive. The annual rental income from these tenants approximates 8.5%, 16%, 12% and 10.5%, respectively, of the property's total rental income per year. No leases expire until 2004. In 2004 and 2005, leases representing approximately 20% and 54% of the total rentable square feet of the building expire, respectively. The following table provides certain information with respect to the leases at this property with these tenants.

                                                                        Rent         Changes
                                 Rentable            Base Annual     Per Square      to Rent
                                  Square   Lease        Rent            Foot        Per Square
        Lessee                     Feet    Ends    (as of 2/28/02) (as of 2/28/02)     Foot
        ------                   -------- -------- --------------- --------------- ------------
AOH/Accu-Med Services...........   8,020  06/30/05    $113,996         $14.16          N/A
The Sauce.com...................   2,144   6/30/05    $ 34,450         $16.08      7/02-$16.55
                                                                                   7/03-$17.05
                                                                                   7/04-$17.56
Valor Computerized Systems, Inc.  10,573  10/19/04    $164,215         $15.48      10/02-$16.00
                                                                                   10/03-$16.48
Open Bid Exchange Corp..........  26,054  09/14/05    $386,433         $14.88          N/A
Computer Education Inst.........  18,176  12/31/08    $294,451         $16.20      11/02-$16.85
                                                                                   11/03-$17.52
                                                                                   11/04-$18.22
                                                                                   11/05-$18.95

                                                                         Rent         Changes
                                  Rentable            Base Annual     Per Square      to Rent
                                   Square   Lease        Rent            Foot        Per Square
        Lessee                      Feet    Ends    (as of 2/28/02) (as of 2/28/02)     Foot
        ------                    -------- -------- --------------- --------------- ------------
                                                                                    11/06-$19.71
                                                                                    11/07-$20.50
Freedom Interactive-Orange County  18,430  10/31/05    $254,340         $13.80      3/02-$14.64
                                                                                    3/04-$15.54
V-Systems, Inc...................  15,216  06/30/05    $216,280         $14.16      6/02-$14.64
                                                                                    6/03-$15.08
                                                                                    6/04-$15.53
Impact Technologies LLC..........   2,960   4/30/05    $ 45,732         $15.48      4/02-$15.91
                                                                                    4/03-$16.39
                                                                                    4/04-$16.88
In Touch Communications..........   9,269   5/14/06    $166,842         $18.00      6/02-$18.60
                                                                                    6/03-$19.20
                                                                                    6/04-$19.80
Wyle Electronics.................   9,230  12/19/04    $128,040         $13.92      12/02-$14.22
                                                                                    12/03-$14.57
ScanSource, Inc..................   5,418   7/31/05    $ 90,405         $16.68      8/02-$17.19
                                                                                    8/03-$17.70
                                                                                    8/04-$18.23
Reptron..........................   4,746   8/14/05    $ 74,038         $15.60      7/02-$16.20
                                                                                    7/03-$16.80
                                                                                    7/04-$17.40
Computer Education Institute.....   6,606  12/31/08    $107,017         $16.20      11/02-$16.85
                                                                                    11/03-$17.52
                                                                                    11/04-$18.22
                                                                                    11/05-$18.95
                                                                                    11/06-$19.71
                                                                                    11/07-$20.50
Bank One, Arizona, NA............  13,027   5/31/04    $203,160         $15.60      6/02-$16.06
                                                                                    6/03-$16.54
U.S. Real Estate Services, Inc...   7,237   6/30/05    $116,371         $16.08      7/02-$16.56
                                                                                    7/03-$17.04
                                                                                    7/04-$17.52

   The following table provides certain information with respect to lease expirations at this property.

                                                                              Percent of
                                                            Percent of Total Gross Annual
                                   Rentable                     Building      Base Rent
                         Number   Sq. Ft. of  Base Annual   Rentable Sq. Ft. Represented
                        of Leases   Leases   Rent of Leases  Represented by   by Leases
Year Ending December 31 Expiring   Expiring   Expiring (1)  Leases Expiring  Expiring (1)
----------------------- --------- ---------- -------------- ---------------- ------------
         2002..........     0            0             --           0%             0%
         2003..........     0            0             --           0              0
         2004..........     3       32,830     $  495,415          20             21
         2005..........     9       90,225      1,332,045          54             55
         2006..........     1        9,269        166,842           6              7
         2007..........     0            0             --           0              0
         2008..........     2       24,782        401,468          15             17

--------
   (1) These amounts are based on the respective property's current base annual rent, which may increase under the terms of the lease applicable to the respective property.

   Information regarding the property's average annual rent per square foot for each of the last five years is not available.

   The following table provides certain information with respect to year-end occupancy rates for the past five years:

                                                Occupancy
                       Year Ending December 31,  Rate %
                       ------------------------ ---------
                               2001............     94%
                               2000(2).........     (1)
                               1999............    N/A
                               1998............    N/A
                               1997............    N/A

--------
   (1) Not Available.

   (2) Construction of building completed in 2000.

   We do not anticipate making any additional significant repairs or improvements to this property over the next few years. However, if we were to make any repairs, all of the tenants would be obligated to pay for such improvements under the provisions of their respective leases. At this time, we do not know of any specific environmental hazards or risks associated with the building. The most recent Phase I Environmental Review completed by a third party on December 9, 1997 found no hazardous conditions or substances present on the property.

   For federal income tax purposes, our depreciable basis in this property is approximately $4,050,000. When we calculate depreciation expense for tax purposes, we use the straight-line method. We depreciate buildings and improvements on estimated useful lives of 39 and 15 years, respectively. The real estate tax rate for the year ended December 31, 2001 was approximately 1.1% and real estate taxes on the property were approximately $245,000.

   We retained Triple Net Properties Realty, an affiliate of our advisor, to manage the property for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

   Pursuant to the Operating Agreement of NNN Pacific Corporate Park 1, LLC, our company is responsible for paying its proportionate share of certain fees and expenses of NNN Pacific Corporate Park 1, LLC because of our status as a member of NNN Pacific Corporate Park 1, LLC. Our advisor has agreed to reimburse our company for these fees and expenses to the extent that they exceed the amounts our company would have otherwise incurred had we purchased an interest in the property directly.

  Lake Forest, California

   Lake Forest is a suburban community in southern Orange County, California with a population of approximately 77,000 residents. The city is experiencing strong commercial and business park development and currently is home to more than 2,500 businesses.

   Orange County has experienced rapid growth in population and employment during the past decade, particularly in the formerly less-developed southern half of the county. Long considered an extended suburb of Los Angeles to the north, the county is now a major market area in its own right with a total population of approximately 2.8 million. Population growth has been spurred by new, modern planned housing developments, strong employment opportunities, relatively easy commuting accessibility and a high quality of life. Businesses, most notably high-tech, medical, service and light industrial companies, have been attracted to southern Orange County by a well-educated workforce, new high-quality office and light industrial developments and a generally pro-business environment. Orange County is also among the wealthiest counties in the United States with an average annual household income of approximately $82,573.

          FEES PAID IN CONNECTION WITH THE ACQUISITION OF PROPERTIES

Fees Paid in Connection with the Acquisition of the City Center West "A"
Building

  Acquisition Expenses

   We paid a proportionate share of costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos audits, travel and communication expenses, and other related expenses totaling approximately $296,243.

  Property Management Fee

   We pay Triple Net Properties Realty, Inc., an affiliate of our advisor, a proportionate share of a property management fee equal to 5% of the gross income from the City Center West A Building; however, a portion of this fee may be re-allowed to a third-party property manager. This fee is paid monthly. As of April 4, 2002, we had not incurred any property management fees.

  Real Estate Commission

   The seller of City Center West A Building paid a real estate commission of $420,000 to Triple Net Properties Realty, Inc., an affiliate of our advisor. Our proportionate share of any real estate commission will be subject to the limitations contained within our Prospectus.

Fees Paid in Connection with the Acquisition of Pacific Corporate Park

  Acquisition Expenses

   We paid a proportionate share of costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos audits, travel and communication expenses, and other related expenses totaling approximately $82,456.

  Property Management Fee

   We pay Triple Net Properties Realty, Inc., an affiliate of our advisor, a proportionate share of a property management fee equal to 5% of the gross income from the Pacific Corporate Park; however, a portion of this fee may be re-allowed to a third-party property manager. This fee is paid monthly. As of April 4, 2002, we had not incurred any property management fees.

  Real Estate Commission

   The seller of Pacific Corporate Park paid a real estate commission of $580,000 to Triple Net Properties Realty, Inc., an affiliate of our advisor. Our proportionate share of any real estate commission will be subject to the limitations contained within our Prospectus.

                        POTENTIAL PROPERTY ACQUISITIONS

   On November 9, 2001, we entered into a contract to purchase an undivided tenant-in-common interest in the Titan Building, a 131,528 square foot, Class B office building in San Antonio, Texas. The remaining undivided tenant-in-common interest is expected to be purchased by an affiliate of our advisor, NNN Titan Building, LLC. The seller is not an affiliate of our company or our advisor. The total purchase price of the building is expected to be approximately $9,242,000. We have made non-refundable deposits totaling approximately $500,000 on the building. We have applications in process with several lenders for a first mortgage loan of approximately $6,000,000. We expect this transaction to close in late April 2002.

                             FINANCIAL INFORMATION

   Our company's audited consolidated financial statements for the year ended December 31, 2001 have been filed with the Securities and Exchange Commission as a part of Form 10-K on April 1, 2002, and are not incorporated by reference in this supplement. Our company's Form 10-K as well as our proxy statement for our 2002 annual meeting of shareholders are available free of charge from us or at the SEC's website at www.sec.gov.